UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: August 8, 2017

(Date of earliest event reported)

Knightscope, Inc.

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other incorporation)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue

Mountain View, CA 94043

(Full mailing address of principal executive offices)

(650) 924-1025

(Issuer’s telephone number, including area code)

Series m Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4.	Changes in Issuer’s Certifying Accountant

(a) Dismissal of Independent Accounting Firm

On August 8, 2017, the board of directors (the “Board”) of Knightscope, Inc. (the “Company”) approved and ratified the appointment of Ernst & Young LLP (“Ernst & Young”) as the Company’s independent accounting firm for the fiscal year ending December 31, 2017. In connection with its selection of Ernst & Young, the Board approved the dismissal of its former independent accounting firm, Artesian CPA, LLC (“Artesian”).

Artesian’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2016 and December 31, 2015 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2016 and December 31, 2015 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Artesian on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Artesian’s satisfaction, would have caused Artesian to make reference to the matter in their report. During the fiscal years ended December 31, 2016 and December 31, 2015 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Artesian with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) indicating whether or not Artesian agrees with the disclosures contained herein and, if not, the respects in which it does not agreement. A copy of Artesian’s letter, dated August 8, 2017, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On August 8, 2017 the Board approved and ratified the appointment of Ernst & Young as the Company’s new independent accounting firm. Neither the Company nor anyone acting on its behalf has consulted with Ernst & Young regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Ernst & Young concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knightscope, Inc.

By:	/s/ William Santana Li
Name:	William Santana Li
Title:	Chief Executive Officer

Date:	August 8, 2017

EXHIBIT INDEX

Exhibit No.	Description
9.1	Letter from Artesian, dated August 8, 2017